
EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Piengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. OS.135/2007

SUPPL

December 27, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


08000176

SEC Mail
Mail Processing
Section
JAN 0 2 2008
Washington, DC
109

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Yours sincerely,

P. Pookakupt



EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. TS.050/2007

December 26, 2007

To President

The Stock Exchange of Thailand

Subject : Information Regarding Investment Write-off in Ordinary Shares of E.C. Leasing Co.,Ltd.

KASIKORNBANK PCL. ("KBank") would like to inform the Stock Exchange of Thailand regarding investment write-off in ordinary shares of E.C. Leasing Co.,Ltd. ("the Company") as follows:

Transaction date:	December 26, 2007
Type of asset:	Ordinary shares of E.C. Leasing Co.,Ltd. in the amount of 10,000 shares.
Type of Business:	Leasing services
Registered and Paid-up Capital:	10,000,000 Baht (100,000 Shares)
Type of Transaction:	To write off the investment in ordinary shares of the Company because the Central Bankruptcy Court had its judgment in the court case red no. 4247/2548 ordering to be bankrupted.
Number of shares held before transaction:	10,000 shares, corresponding to 10.0% of paid-up capital.
Number of shares held after transaction:	0 share, corresponding to 0.0% of paid-up capital.

Please be informed accordingly.

Yours sincerely,

P. Pookakupt


EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK



Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. TS. 051/2007

December 26, 2007

To President

The Stock Exchange of Thailand

Subject : Information Regarding Investment Write-off in Ordinary Shares of Siam Container Pipe Co.,Ltd.

KASIKORNBANK PCL. ("KBank") would like to inform the Stock Exchange of Thailand regarding investment write-off in ordinary shares of Siam Container Pipe Co.,Ltd. ("the Company") as follows:

Transaction Date:	December 26, 2007
Type of Asset:	Ordinary shares of Siam Container Pipe Co.,Ltd. in the amount of 15,367 shares.
Type of Business:	Steel pipe manufacturing and distribution.
Registered and Paid-up Capital:	2,004,100 Baht (20,041 Shares)
Type of Transaction:	To write off the investment in ordinary shares of the Company, which received from debt restructuring, because the Central Bankruptcy Court had its judgment in the court case red no. 17/2542 ordering to be bankrupted.
Number of shares held before transaction:	15,367 shares, corresponding to 76.68% of total paid-up capital.
Number of shares held after transaction:	0 share, corresponding to 0.00% of total paid-up capital.

Please be informed accordingly.

Yours sincerely,

P. Pookakupt

END

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